Exhibit 99.1

GERDAU S.A.
Condensed consolidated
interim financial information
at March 31, 2007 and 2006

GERDAU S.A. CONDENSED

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

	March 31, (Unaudited)		December 31,
	2007	2006	2006
ASSETS
Current assets
Cash and cash equivalents	393,111	806,826	485,498
Restricted cash	13,518	9,140	13,512
Short-term investments
Trading	2,025,118	1,536,758	2,221,422
Available for sale	141,324	177,850	123,430
Held to maturity	147,815	71,885	138,200
Trade accounts receivable, net	1,566,835	1,171,687	1,283,420
Inventories	2,405,162	1,850,053	2,380,878
Unrealized gains on derivatives	3,244	298	2,660
Deferred income taxes	62,245	27,843	51,730
Tax credits	216,579	108,201	253,519
Prepaid expenses	46,881	37,387	39,301
Other	90,816	85,603	90,860
Total current assets	7,112,648	5,883,531	7,084,430

Non-current assets
Property, plant and equipment, net	6,483,112	4,782,817	5,990,629
Deferred income taxes	203,821	246,475	187,710
Judicial deposits	84,047	72,672	80,103
Unrealized gains on derivatives	7,039	—	6,623
Tax credits	223,929	138,898	192,967
Equity investments	195,831	179,561	197,511
Investments at cost	17,692	13,403	11,377
Goodwill	462,395	290,357	336,768
Prepaid pension cost	255,762	81,412	243,558
Advance payment for acquisition of investment	14,895	14,895	14,895
Other	165,976	140,345	142,294
Total assets	15,227,147	11,844,366	14,488,865

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

	March 31, (Unaudited)		December 31,
	2007	2006	2006

Current liabilities
Short-term debt and current portion of long-term debt	937,016	694,274	1,065,120
Trade accounts payable	1,220,313	861,727	1,113,338
Income taxes payable	64,259	73,899	41,810
Unrealized losses on derivatives	702	7,203	1,258
Deferred income taxes	39,302	68,315	25,230
Payroll and related liabilities	160,232	106,349	177,421
Dividends and interest on equity payable	2,815	1,209	99,003
Taxes payable, other than income taxes	226,971	125,740	182,136
Other	252,201	138,583	218,987
Total current liabilities	2,903,811	2,077,299	2,924,303

Non-current liabilities
Long-term debt, less current portion	3,182,486	2,617,978	3,128,868
Debentures	474,476	569,214	443,280
Deferred income taxes	435,625	285,995	416,046
Accrued pension and other post-retirement benefits obligation	262,681	164,296	251,415
Provision for contingencies	189,891	209,265	189,725
Unrealized losses on derivatives	2,526	1,450	10,489
Deferred credit related to acquisition of Corporación Sidenor	108,254	—	106,899
Other	225,077	194,113	204,710
Total non-current liabilities	4,881,016	4,042,311	4,751,432

Total liabilities	7,784,827	6,119,610	7,675,735

Commitments and contingencies

Minority interest	1,981,469	1,513,174	1,882,489

SHAREHOLDERS' EQUITY

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,042 shares issued at March 31, 2006 and 2007 and at December 31, 2006, after giving retroactive effect to the stock bonus approved on March 31, 2006	2,253,377	1,456,479	2,253,377

Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at March 31, 2006 and 2007 and at December 31, 2006 after giving retroactive effect to the stock bonus approved on March 31, 2006	1,179,236	755,903	1,179,236

Additional paid-in capital	132,147	129,475	131,546
Treasury stock - 5,070,138 and 2,863,656 preferred shares at March 31, 2007 and 2006, respectively, and 5,103,344 at December 31, 2006, after giving retroactive effect to the stock bonus approved on March 31, 2006	(45,711)	(9,763)	(46,010)

Legal reserve	77,599	208,554	74,420
Retained earnings	1,806,778	1,845,941	1,459,818
Cumulative other comprehensive loss	32,012	(139,903)	(151,798)
- Foreign currency translation adjustment	25,413	—	30,052
- FAS 158 transition amount, net of tax	25,413	—	30,052
- Additional minimum pension liability	—	(35,104)	—
Total shareholders' equity	5,460,851	4,211,582	4,930,641

Total liabilities and shareholders' equity	15,227,147	11,844,366	14,488,865

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(in thousands of U.S. Dollars, except number of shares and per share amounts)

	Three-month period ended
	March 31, (Unaudited)
	2007	2006
Sales	3,861,957	3,145,036
Less: Federal and state taxes	(313,545)	(297,129)
Less: Discounts	(59,007)	(41,345)
Net sales	3,489,405	2,806,562
Cost of sales	(2,641,055)	(2,085,842)
Gross profit	848,350	720,720
Sales and marketing expenses	(72,232)	(59,503)
General and administrative expenses	(205,173)	(211,716)
Other operating income (expenses), net	26,673	73,978
Operating income	597,618	523,479
Financial expenses	(121,592)	(112,673)
Financial income	124,599	133,089
Foreign exchange gains and losses, net	87,261	94,200
Gains and losses on derivatives, net	4,059	673
Equity in earnings of unconsolidated companies, net	18,596	29,296

Income before taxes on income and minority interest	710,541	668,064

Provision for taxes on income
Current	(137,650)	(126,163)
Deferred	(29,003)	(35,740)
	(166,653)	(161,903)
Income before minority interest	543,888	506,161

Minority interest	(119,187)	(71,580)

Net income	424,701	434,581

Per share data (in US$)
Basic earnings per share
Preferred	0.64	0.65
Common	0.64	0.65

Diluted earnings per share
Preferred	0.63	0.65
Common	0.63	0.65

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 — Basic	231,607,008	231,607,008

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 — Basic	430,904,695	432,653,343

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 — Diluted	438,223,430	436,000,871

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three-month period ended
	March 31, (Unaudited)
	2007	2006
Cash flows from operating activities
Net income	424,701	434,581
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	151,408	124,178
Equity in earnings on unconsolidated companies	(18,596)	(29,296)
Foreign exchange gain, net	(87,261)	(94,200)
Gains on derivatives instruments	(4,059)	(673)
Minority interest	119,187	71,580
Deferred income taxes	29,003	35,740
Losses (gains) on disposal of property, plant and equipment, net	1,334	(5,235)
Provision for doubtful accounts	2,139	3,452
Provision for contingencies	36,388	8,237
Distributions from joint ventures	20,404	30,403
Other	(35)	—

Changes in assets and liabilities:
Increase in accounts receivable	(258,066)	(153,820)
Decrease in inventories	35,019	130,759
(Increase) decrease in accounts payable and accrued liabilities	100,138	(53,031)
Decrease in other assets	(45,958)	(93,347)
Decrease in other liabilities	35,652	100,930
Purchases of trading securities	(822,344)	(177,510)
Proceeds from maturities and sales of trading securities	1,096,185	582,756
Net cash provided by operating activities	815,239	915,504

Cash flows from investing activities
Additions to property, plant and equipment	(355,441)	(241,377)
Payment of acquisitions in North America	—	(7,692)
Payment of installments for acquisition of Gerdau Sipar Inversiones	(3,916)	(3,916)
Payment for acqusition of Corporación Sidenor	—	(200,082)
Payment for acqusition of Grupo Feld	(258,840)	—
Payment for acqusition of CMEA	(7,418)	—
Cash balance of acquired companies	6,238	44,071
Purchases of available for sale securities	(217,689)	(199,566)
Proceeds from maturities and sales of available for sale securities	199,795	—
Net cash used in investing activities	(637,271)	(608,562)

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT O F CASH FLOWS
(in thousands of U.S. Dollars)

	Three-month period ended
	March 31, (Unaudited)
	2007	2006
Cash flows from financing activities
Cash dividends and interest on equity paid	(180,286)	(130,903)
Proceeds from exercise of employee stock options	396	3,919
Decrease (increase) in restricted cash	(6)	477
Debt issuance	191,731	475,330
Repayment of debt	(289,556)	(393,822)
Net related party debt loans and repayments	2,479	8,011
Net cash used in financing activities	(275,242)	(36,988)

Effect of exchange rate changes on cash	4,887	4,497

Increase in cash and cash equivalents	(92,387)	274,451
Cash and cash equivalents at beginning of period	485,498	532,375
Cash and cash equivalents at end of period	393,111	806,826